SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

10 July 2019

Directorate role changes

As part of the preparation for the demerger of M&GPrudential, Mark FitzPatrick, Chief Financial Officer, is to take on the additional role of Chief Operating Officer. This extension of his responsibilities encompasses oversight of key Group support functions including Legal, Government Relations and Communications. He becomes Group Chief Financial Officer and Chief Operating Officer.

James Turner, Group Chief Risk Officer, is assuming responsibility for Group Compliance and becomes Group Chief Risk and Compliance Officer.

These changes are effective immediately.

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	Richard Gradidge	+44 (0)20 3977 9263
Addy Frederick	+44 (0)20 3977 9399	William Elderkin	+44 (0)20 3977 9215

Notes to Editors:

About Mark FitzPatrick CA
Mark Thomas FitzPatrick joined Prudential in July 2017 from Deloitte UK, where he was the Managing Partner for Clients and Markets, a Member of the Executive Committee and a former member the Board. Mr FitzPatrick was a Vice Chairman of Deloitte for four years, leading the CFO Programme and developing the CFOTransition labs. Mr FitzPatrick previously led the Insurance & Investment Management audit practice and the insurance industry practice. He worked with Deloitte for 26 years, building his industry focus on insurance and investment management globally.  Mr FitzPatrick was seconded to Prudential as Director of Group Compliance during 2012. Age 51.

About James Turner FCA, FCSI, FRM
Stuart James Turner joined Prudential in November 2010 as the Director of Group-wide Internal Audit and was appointed Director of Group Finance in September 2015, reporting to the Chief Financial Officer. In this role his principal responsibility was the delivery of the Group's internal and external financial reporting. Mr Turner was responsible for business planning and performance monitoring, the development of the Group's Solvency II internal model and was responsible for capital and liquidity planning. Prior to joining Prudential, Mr Turner was the Deputy Head of Compliance for Barclays. He also held a number of senior internal audit roles across the Barclays group, leading teams that covered the UK, the US, Western Europe, Africa and Asia retail and commercial banking activities. Prior to Barclays, Mr Turner led internal audit teams in UBS in both the UK and Switzerland. Mr Turner is a Non-Executive Director of West Bromwich Building Society. Age 50.

Shareholding
Mr FitzPatrick has a total beneficial interest in 61,881 Prudential shares, awards of over 331,347 Prudential shares subject to performance conditions and an option of over 2,061 Prudential shares in the UK Prudential Savings-Related Share Option Scheme.

Mr Turner has a total beneficial interest in 51,716 Prudential shares, awards of over 220,950 Prudential shares subject to performance conditions and an option of over 1,237 Prudential shares in the UK Prudential Savings-Related Share Option Scheme.

Remuneration
The remuneration of Mr Turner and Mr FitzPatrick will not change in their extended roles. Mr FitzPatrick's basic salary remains at £760,000. His maximum bonus opportunity remains at 175 per cent of base salary under the Annual Incentive Plan and his long-term incentive awards at 250 per cent of base salary. Mr Turner's basic salary remains at £638,000. His maximum bonus opportunity remains at 160 per cent of base salary under the Annual Incentive Plan and his long-term incentive awards at 250 per cent of base salary. Mr FitzPatrick and Mr Turner have not been appointed for a fixed term but have service contracts containing notice provisions under which either party or the Company may terminate upon 12 months' notice.

Regulatory disclosures
Save as disclosed above, there is no further information required to be disclosed pursuant to Listing Rule 9.6.13 (1) - (6) of the Listing Rules of the Financial Conduct Authority and Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. Mr FitzPatrick and Mr Turner have confirmed that there are no other matters that need to be brought to the attention of shareholders of Prudential.

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving 26 million customers and it has £657 billion of assets under management (as at 31 December 2018). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 July 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer